Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center
Boston, Massachusetts 02111

Daniel H. Follansbee	617 542 6000
617 542 2241 fax
Direct dial 617 348-4474
dhfollansbee@mintz.com

July 18, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Todd Sherman

Re:                             Interleukin Genetics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

File No: 000-23413

Ladies and Gentlemen:

On behalf of Interleukin Genetics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated July 7, 2005 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Fenel M. Eloi, the Company’s principal accounting officer (the “CFO”).  The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Item 9A. Controls and Procedures, pages 34-35

1.               Comment:  Please tell us how your principal executive officer and principal financial officer have concluded that your disclosures controls and procedures are adequate and effective when management and the company’s auditors have concluded that the company’s internal control over financial reporting was not effective.

Response:  The Company notes in this regard the Commission’s acknowledgement in the Final Release for the relevant rules, that “…While there is substantial overlap between a company’s disclosure controls and procedures and its internal control over financial

Boston  Washington  Reston  New York  Stamford  Los Angeles  London

reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.”  SEC Rel. 33-8238 (June 5, 2003).  Additionally, neither Item 9A of Form 10-K nor the regulations referenced therein seem to contemplate that the effectiveness of each of these sets of controls will be evaluated using identical criteria.

Thus, while the Company’s principal executive officer (the “CEO”) and CFO have carefully designed and implemented disclosure controls and procedures to ensure that material information relating to the Company is made known to them, each of these controls relies heavily on personal oversight by the Company’s CFO and CEO.  This is due to the Company’s size, having fewer than 20 employees.  This personal involvement by these principal officers gives them a sufficient basis to conclude that the Company’s disclosure controls and procedures are adequate and effective within the meaning of Item 307 of Regulation S-K, which permits management to use (and be responsible for) its own judgment in making its evaluation.

However, the Company’s experience is that the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, the framework used by management to evaluate the Company’s internal control over financial reporting, is significantly less flexible and permits management to exercise much less judgment in its evaluation.  The evaluation of internal control over financial reporting is further differentiated by the requirement that the results be attested to by the Company’s independent auditors.  Therefore, notwithstanding the confidence of individual executive officers in the effectiveness of their own disclosure controls and procedures (as evidenced not only by the Company’s response to Item 9A, but also by the personal certifications provided by the CEO and CFO), the independent auditor is bound by a necessarily different standard, at least in so far as the burden of persuasion regarding the adequacy of internal controls over financial reporting.  The result of applying these different standards to different (although largely similar) sets of controls, is that the Company’s management has in good faith reached the different conclusions that are now reflected in Item 9A of the Company’s Annual Report on Form 10-K.

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474.  Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee

Daniel H. Follansbee

cc:  Securities and Exchange Commission

Jim B. Rosenberg

Interleukin Genetics, Inc.

Philip R. Reilly, Chief Executive Officer

Fenel M. Eloi, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Stanford N. Goldman, Jr.